SECURITIES & EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           ______________________

                                 SCHEDULE 13D*
                                (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                        First Independence Corporation
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  32054B103
                                (CUSIP Number)

                              Jeffrey L. Gendell
     200 Park Avenue, Suite 3900, New York, New York 10166 (212) 692-3695
                 (Name, address and telephone number of person
              authorized to receive notices and communications)

                                January 5, 1998
            (Date of event which requires filing of this statement).


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                        (Continued on following pages)


                           (Page 1 of 13 Pages)
________________
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)


CUSIP No. 32054B103                 13D                    Page 2 of 13 Pages

____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Tontine Financial Partners, L.P.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            WC, 00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 72,800
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 72,800
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 72,800
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                7.4%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 32054B103                 13D                    Page 3 of 13 Pages

____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Tontine Management, L.L.C.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 72,800
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 72,800
____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 72,800
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                7.4%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 00
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 32054B103                 13D                    Page 4 of 13 Pages

____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Tontine Overseas Associates, L.L.C.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                25,000
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                25,000
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                25,000
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 2.6%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 IA
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 32054B103                 13D                    Page 5 of 13 Pages

____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                  Jeffrey L. Gendell
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                                   00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
_____________________________________________________________________________
NUMBER OF     (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                97,800
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                97,800
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                97,800
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                9.99%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 32054B103                 13D                    Page 6 of 13 Pages

Item 1.     Security and Issuer.

     This statement relates to the common stock, $0.01 par value (the "Common Stock") of First Independence Corporation (the "Company"). The Company's principal executive offices are located at Myrtle & Sixth Streets, Independence, Kansas 67301.

Item 2.     Identity and Background.

     (a)  This statement is filed by:
               (i) Tontine Financial Partners, L.P., a Delaware limited
                   partnership ("TFP") with respect to shares of Common
                   Stock directly owned by it;
              (ii) Tontine Management, L.L.C., a limited liability company organized under the laws of the State of Delaware ("TM"), with respect to the shares of Common Stock directly owned by TFP;
             (iii) Tontine Overseas Associates, Ltd., a limited liability company organized under the laws of the State of Delaware ("TOA"), which serves as investment manager to TFP
                   Overseas Fund, Ltd. ("TFPO"), a company organized under the laws of the Cayman Islands, with respect to the shares of Common Stock directly owned by TFPO; and
              (iv) Jeffrey L. Gendell ("Mr. Gendell"), with respect to the shares of Common Stock directly owned by each of TFP and
                   TFPO.

                     The foregoing persons are hereinafter sometimes
              collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The address of the principal business and principal office of TFP, TM, and TOA is 200 Park Avenue, Suite 3900, New York, New York 10166. The business address of Mr. Gendell is 200 Park Avenue, Suite 3900, New York, New York 10166.

     (c) The principal business of TFP is serving as a private investment limited partnership investing in various industries. The principal business of TM is serving as general partner to TFP and to Tontine Partners, L.P., an affiliated private investment limited partnership. The principal business of TOA is that of an investment adviser engaging in the purchase and sale of securities on behalf of clients. Mr. Gendell serves as the Managing Member of TM. Mr. Gendell also serves as the Managing Member of TOA.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).



CUSIP No. 32054B103                 13D                    Page 7 of 13 Pages

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) TFP is a limited partnership organized under the laws of the State of Delaware. TM and TOA are limited liability companies organized under the laws of the State of Delaware. Mr. Gendell is a United States citizen.

Item 3.     Source and Amount of Funds and Other Consideration.

     The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by TFP and TFPO is approximately $997,386 and $368,750, respectively. Neither TM, TOA, nor Mr. Gendell owns directly any shares of Common Stock.

       The shares of Common Stock purchased by TFP and TFPO were purchased with working capital and on margin.

       TFP's margin transactions are with Bear Stearns Securities Corp, on such firm's usual terms and conditions. TFPO's margin transactions are with Furman Selz LLC, on such firm's usual terms and conditions. All or part of the shares of Common Stock directly owned by TFP or TFPO may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to TFP or TFPO. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.


Item 4.     Purpose of the Transaction.

     The purpose of the acquisition of the shares of Common Stock by the Reporting Persons is for investment, and the purchases of the shares of Common Stock by the Reporting Persons were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company. Although the acquisition of the shares of Common Stock by the Reporting Persons is for investment purposes, each Reporting Person will pursue discussions with management to maximize long-term value for shareholders. Each of the Reporting Persons may make further purchases of shares of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by him or it at any time. None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D. Each of the Reporting Persons may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.


CUSIP No. 32054B103                 13D                    Page 8 of 13 Pages

Item 5.     Interest in Securities of the Issuer.

A. Tontine Financial Partners, L.P.
              (a) Aggregate number of shares beneficially owned: 72,800
                         Percentage: 7.4%  The percentages used herein and in
the rest of Item 5 are calculated based upon the 978,333 shares of Common Stock issued and outstanding as of December 16, 1997, as reflected in the Company's Form 10-QSB for the period ending December 29, 1997.
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 72,800
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 72,800
              (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days, which were all in the open market, are set forth in Schedule A and are incorporated by reference.
              (d) TM, the general partner of TFP, has the power to direct the affairs of TFP, including decisions respecting the disposition of the proceeds from the sale of the shares. Mr. Gendell is the Managing Member of TM and in that capacity directs its operations.
              (e) Not Applicable.

B.  Tontine Management, L.L.C.
              (a) Aggregate number of shares beneficially owned: 72,800
                         Percentage: 7.4%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 72,800
                  3. Sole power to dispose or direct the disposition: -0-
4.  Shared power to dispose or direct the disposition: 72,800
              (c) TM did not enter into any transactions in the Common Stock of the Company within the last sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of TFP, which were all in the open market, are set forth in Schedule A, and are incorporated by reference.
              (d)  Not applicable.
              (e)  Not applicable.

      C. Tontine Overseas Associates, L.L.C.
              (a) Aggregate number of shares beneficially owned: 25,000
                         Percentage: 2.6%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 25,000
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 25,000
              (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock on behalf of clients (including TFPO) within the last sixty days, which were all in the open market, are set forth in Schedule B and are incorporated by reference.
              (d) Each of the clients of TOA has the power to direct the receipt of dividends from or the proceeds of sale of such shares.
CUSIP No. 32054B103                 13D                    Page 9 of 13 Pages

              (e) Not Applicable.


       D. Jeffrey L. Gendell.
             (a) Aggregate number of shares beneficially owned:  97,800
                       Percentage:  9.99%
             (b) 1.  Sole power to vote or direct vote: -0-
                 2.  Shared power to vote or direct vote: 97,800
                 3.  Sole power to dispose or direct the disposition: -0-
                 4.  Shared power to dispose or direct the disposition: 97,800
             (c) Mr. Gendell did not enter into any transactions in the Common Stock of the Company within the last sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of TFP, which were all in the open market, are set forth in Schedule A, and are incorporated by reference. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of TFPO, which were all in the open market, are set forth in Schedule B, and are incorporated by reference.
             (d)  Not applicable.
             (e)  Not applicable.


Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

     Other than the Joint Acquisition Statement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


Item 7.     Materials to be Filed as Exhibits.

     There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.












CUSIP No. 32054B103                 13D                    Page 10 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  January 9, 1998

                                    /s/ JEFFREY L. GENDELL
                                    Jeffrey L. Gendell, individually, and as
                                    managing member of
                                    Tontine Management, L.L.C.,
                                    general partner of
                                    Tontine Financial Partners, L.P.,
                                    and as managing member of
                                    Tontine Overseas Associates, L.L.C.



































CUSIP No. 32054B103                 13D                    Page 11 of 13 Pages

                                  Schedule A

                         TONTINE FINANCIAL PARTNERS, L.P.

                                                       Price Per Share
Date of                       Number of Shares         (including commissions,
Transaction                   Purchased/(Sold)         if any)


12/18/97                         1,800                    14.76

01/02/98                         1,500                    14.25

01/05/98                        30,000                    14.75

01/06/98                        10,000                    14.75































CUSIP No. 32054B103                 13D                    Page 12 of 13 Pages

                                  Schedule B

            TONTINE OVERSEAS ASSOCIATES, L.L.C. - MANAGED ACCOUNTS

                                                       Price Per Share
Date of                       Number of Shares         (including commissions,
Transaction    Client         Purchased/(Sold)         if any)


01/05/98        TFPO               20,000                  14.75

01/06/98        TFPO                5,000                  14.75
















CUSIP No. 32054B103                 13D                    Page 13 of 13 Pages

                                     EXHIBIT 1

                              JOINT ACQUISITION STATEMENT
                               PURSUANT TO RULE 13D-1(f)1


The undersigned acknowledge and agree that the foregoing statement on Schedule 13D, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


Dated:  January 9, 1998

                                    /s/ JEFFREY L. GENDELL
                                    Jeffrey L. Gendell, individually, and as
                                    managing member of
                                    Tontine Management, L.L.C.,
                                    general partner of
                                    Tontine Financial Partners, L.P.,
                                    and as managing member of
                                    Tontine Overseas Associates, L.L.C.